Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR NINE MONTHS ENDED SEPTEMBER 30, 2022

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

November 9, 2022

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	September 30, 2022	December 31, 2021

Assets
Cash		$3,057,354	$3,025,350
Funds held in escrow			2,484,634
Amounts receivables	4	216,483	198,628
Prepaid expenses		127,149	40,240
Total Current Assets		3,400,986	5,747,052

Intangible assets	3,6	39,679,554	1,300,429
Property and equipment	7	1,407,532	443,241
Total Assets		$44,488,072	$7,490,722

Liabilities and Shareholders’ Equity
Liabilities Trade payables and accrued liabilities	8	$184,311	$180,598
Deferred revenue	14	33,531	30,046
Long term loan – current portion	11	47,452	49,207
Total Current Liabilities		265,294	259,851

Long term loan	11	99,799	143,444
Liabilities for employee benefits	12	83,126	87,058
Total Liabilities		$448,219	$490,353

Shareholders’ equity
Share capital	13	$48,747,297	$10,843,471
Share purchase warrants reserve		639,879	639,879
Shares to be issued	16	41,875	81,967
Share-based payment reserve	13	697,098	550,517
Translation differences reserve		16,433	27,455
Capital reserve for re-measurement of defined benefit plan	12	14,097	9,444
Deficit		(6,116,826)	(5,152,364)
Total shareholders’ equity		$44,039,853	$7,000,369
Total Liabilities and Shareholders’ Equity		$44,488,072	$7,490,722

Nature of operations and going concern (Note 1)

Subsequent events (Note 16)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on November 9, 2022 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three months ended September 30		Nine months ended September 30
For the	Notes	2022	2021 (Restated)	2022	2021 (Restated)

Revenue	14	$227,954	$296,428	$890,886	$959,156
Cost of revenue	7,15	(101,088)	(146,412)	(371,252)	(485,098)
Gross profit		126,866	150,016	519,634	474,058

Consulting and marketing		1,842	1,626	8,030	10,385
Depreciation	5, 6, 7	8,799	14,617	26,637	30,828
General and admin expenses		667,084	95,823	1,176,967	245,121
Share-based compensation	13	21,389	148,651	146,581	347,179
Professional fees		119,477	45,057	362,632	152,122
		818,591	305,774	1,720,847	785,635

Loss before other income (loss)		$(691,725)	$(155,758)	$(1,201,213)	$(311,577)

Other income (loss):
Foreign exchange gain		373,163	-	257,833	-
Finance income (expenses), net		(2,735)	86,668	(9,498)	100,769
Covid-19 grant		-	33,131	-	52,749
Listing expense		-	-	-	(4,394,390)
		370,428	119,799	248,335	(4,240,872)

Loss before tax		$(321,297)	$(35,959)	$(952,878)	$(4,552,449)
Tax expense		(4,496)	(2,070)	(11,584)	(2,070)
Loss for the period		$(325,793)	$(38,029)	$(964,462)	$(4,554,519)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Remeasurement of a defined benefit plan, net		1,537	2,217	4,653	6,574
Exchange differences on translation of foreign operations		$13,838	$838	$(11,022)	$10,884
Other comprehensive income (loss) for the period		$15,375	$3,055	$(6,369)	$17,458

Total comprehensive loss		$(310,418)	$(34,974)	$(970,831)	$(4,537,061)
Loss per share – basic and diluted		$(0.01)	$(0.00)	$(0.03)	$(0.23)
Weighted average shares outstanding – basic and diluted		30,380,431	26,620,011	29,839,934	19,971,249

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares*	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve (Restated)	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Retained earnings (Deficiency) (Restated)	Total (Restated)
		$	$	$	$	$	$	$	$

Balance, January 1, 2021	8,184,388	289	-	-	12,982	-	3,221	(273,626)	(257,134)
Shares issued for acquisition of B.Y.B.Y. Investment and Promotions Ltd. (“B.Y.B.Y.”) (note 3)	9,831,495	840,941	-	-	-	-	-	-	840,941
Shares issued upon reverse takeover (note 3)	6,269,117	5,140,676	-	-	-	-	-	-	5,140,676
Shares issued in private placement	2,495,337	2,411,575	-	-	-	-	-	-	2,411,575
Proceeds for shares to be issued	-		2,637,725	-	-	-	-	-	2,637,725
Share-based payments	-	-	-	-	-	347,179	-	-	347,179
Loss for the period	-	-	-	-	-	-	-	(4,554,519)	(4,554,519)
Other comprehensive loss for the period	-	-	-	-	10,884	-	6,574	-	17,458
Balance at September 30, 2021	26,780,337	8,393,481	2,637,725	-	23,866	347,179	9,795	(4,828,145)	6,583,901
Balance, January 1, 2022	29,479,100	10,843,471	81,967	639,879	27,455	550,517	9,444	(5,152,364)	7,000,369
Shares issued for acquisition of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) (note 3)	7,920,000	37,501,200	-		-	-	-	-	37,501,200
Proceeds for shares issued from exercise of stock options	290,000	237,800	-	-	-	-	-	-	237,800
Shares issued for services	6,727	41,876	-	-	-	-	-	-	41,876
Shares to be issued for services	-	-	41,875	-	-	-	-	-	41,875
Proceeds for shares issued	40,983	122,950	(81,967)						40,983
Share-based payments	-	-	-	-	-	146,581	-	-	146,581
Loss for the period	-	-	-	-	-	-	-	(964,462)	(964,462)
Other comprehensive loss for the period	-	-	-	-	(11,022)	-	4,653	-	(6,369)
Balance at September 30, 2022	37,736,810	48,747,297	41,875	639,879	16,433	697,098	14,097	(6,116,826)	44,039,853

*The number of shares outstanding before the RTO have been restated to reflect the effect of issuing 10,230.48 RTO shares for each share outstanding.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2022 and 2021

(Expressed in Canadian dollars)

(Unaudited)

As at	September 30, 2022	September 30, 2021
Operating activities:
Loss for the period $	(964,462)	$(4,554,519)
Non-working capital adjustments:
Finance expense	3,862	127
Depreciation	28,649	33,466
Gain from Promissory note	-	(155,548)
Listing expense	-	4,394,390
Share-based compensation	230,332	347,179
Unrealized foreign exchange (gain) loss	(160,513)	(76,330)
Working capital adjustments:
Change in amount receivables	(19,655)	(275,931)
Change in trade payables and accrued liabilities	3,713	(189,082)
Change in prepaid expenses	(86,909)	(69,141)
Change in deferred income	3,485	(69,057)
Change in benefits to employees	721	6,992
Net cash used in operating activities	(960,777)	(607,454)
Investing activities:
Purchase of property and equipment	(1,014,034)	(229,500)
Investment in intangible assets	(877,924)	(296,483)
Disposal of property and equipment	1,500	-
Net cash used in investing activities	(1,890,458)	(525,983)
Financing activities:
Proceeds from shares to be issued	-	2,637,725
Proceeds from private placement	40,983	2,411,575
Proceeds from exercise of stock options	237,800	-
Repayment of long term loan	(34,739)
Cash acquired from acquisition of BYND	-	494,144
Repayment of lease obligation	-	(14,391)
Net cash provided by financing activities	244,044	5,529,053

Net Increase (decrease) in cash $	(2,607,191)	$4,395,616
Effect of foreign exchange rate changes	154,561	81,474
Cash at beginning of period	5,509,984	563,015
Cash at end of period $	3,057,354	$5,040,105
Supplemental non-cash information
Shares issued for intangible asset in Zigi Carmel acquisition	$37,501,200	$-
Shares issued for intangible asset in B.Y.B.Y acquisition	$-	$850,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

BYND Cannasoft Enterprises Inc. (the “Company” or “BYND Cannasoft”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, Canada.

The Company is a software house which develops enterprise software tools that enable manufacturing and service companies to optimize their workforce management, customer service, and asset management.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”) (note 3). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”) (note 3).

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of the Company. The share exchange agreement was executed and fully completed on September 22, 2022

Covid-19

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (Covid-19) a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of Covid-19 has resulted in a widespread health crisis that is adversely affecting the economies and financial markets worldwide, including the businesses which we operate. Furthermore, restrictions on travel and the limited ability to have meetings with personnel, vendors and services providers are expected to have an adverse effect on the Company’s businesses. The extent to which Covid-19 impacts the Company’s businesses will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. If the disruptions posed by Covid-19 or other matters of global concern continue for an extensive period of time, the Company’s operations may be materially adversely affected.

The Covid-19 pandemic, including the recent Omicron variant, has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot predict whether conditions in the global financial markets will continue to deteriorate as a result of the pandemic, or that access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of any future financings the Company may wish to undertake.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (Restated)

a.	Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2021.

b.	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND, Zigi Carmel and B.Y.B.Y. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. is held by a related party in trust for the Company.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c.	Basis of Measurement

T he condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d.	Currency of Operation and Currency of Presentation

The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is Canadian dollars, and the functional currency of its subsidiaries is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the subsidiaries operate.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (Restated) (continued)

e.	Significant estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENT (Restated) (continued)

e. Significant estimates and assumptions (continued)

Other Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

f. Restatement of previously reported financial statements

The Company has identified certain errors in its classification of cost of revenue, depreciation and general and administrative expenses for the nine months ended September 30, 2021, which resulted in material misstatements in accounts as summarized in the following table. The following table also includes the effect of the adjustment from correction of such errors on the Company’s statement of financial position and statement of income (loss) and comprehensive income (loss):

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENT (Restated) (continued)

f.	Restatement of previously reported financial statements (continued)

	Previously reported	Adjustments	Restated

Statement of Financial Position

As at September 30, 2021

Translation difference reserve	9,581	14,285	23,866
Deficit	(4,813,860)	(14,285)	(4,828,145)
Total shareholders’ equity	6,583,901	-	6,583,901

Statement of Loss and Comprehensive Loss

For the nine months ended September 30, 2021

Cost of revenue	$462,609	$22,489	$485,098
Depreciation	33,466	(2,638)	30,828
General and administrative expenses	264,972	(19,851)	245,121

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured by the fair value of the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the assets and liabilities assumed. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued (7,920,000 shares at $4.735 per share)	37,501,200

Fair value of assets and liabilities acquired:
Investments	176,855
Intangible asset – patents pending	37,501,200
Shareholder loan	(176,855)
37,501,200

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “EZ-G” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

Acquisition of B.Y.B.Y.

On October 1, 2020, BYND and the former shareholders of B.Y.B.Y. entered into a share exchange agreement, whereby Beyond would acquire 74% ownership interest in B.Y.B.Y from the former shareholders in exchange for 54.58% ownership interest in BYND. One of the former shareholders would hold the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights. The share exchange agreement was executed and held in escrow, and the share exchange was fully completed on March 29, 2021.

The acquisition of B.Y.B.Y. has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured by the fair value of the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the assets and liabilities assumed. As a result, the acquisition was recorded with the consideration as detailed in the table below:

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS (continued)

Consideration transferred:	$
Value allocated to shares issued (9,831,495 shares at $0.0855 per share)	840,941

Fair value of assets and liabilities acquired:
Amount receivable	3,759
Intangible asset	850,000
Trade payable and other liabilities	(12,818)
840,941

The intangible asset acquired in the acquisition of B.Y.B.Y. is attributed to the primary growing license for medical cannabis in Israel held by B.Y.B.Y.. The company has determined that the license shall not be amortized, but rather will be tested for impairment at least annually or when there are any further indicators of impairment.

Reverse Takeover of BYND Cannasoft

On December 16, 2019, BYND entered into a Business Combination Agreement (“BCA”) with 1232986 B.C. Ltd. (“NumberCo”), Lincoln Acquisitions Corp. (“Lincoln”) and the shareholders of BYND. Pursuant to the terms of the BCA: (i) Lincoln and NumberCo would amalgamate to form a new company to be named “BYND Cannasoft Enterprises Inc.” (the “Company” or “BYND Cannasoft”), and (ii) the Company would acquire all of the issued and outstanding shares of BYND from its shareholders in exchange for a pro rated number of shares of BYND Cannasoft (the “Share Exchange Transaction” and together with the Amalgamation Transaction, the “Business Combination Transactions”).

On March 29, 2021, the Company issued an aggregate of 18,015,883 common shares to BYND shareholders in consideration for all the 1,761 shares issued and outstanding of BYND. Upon completion of the Share Exchange, BYND became a wholly-owned subsidiary of the Company, and the Company continued to carry out the business operations of BYND.

As a result of the Share Exchange, BYND is deemed to be the acquirer for accounting purposes (“Reverse Takeover”) and therefore its assets, liabilities and operations are included in the condensed consolidated interim financial statements at their historical carrying value, with the operations of the Company being included from March 29, 2021, the closing date of the Reverse Takeover, and onwards.

At the time of the reverse takeover, the Company did not constitute a business as defined under IFRS 3 Business Combination; therefore, the Reverse Takeover of the Company by BYND is accounted for under IFRS 2 Share-based Payments. The transaction price of the acquisition was measured by reference to the fair value of the shares issued in the acquisition because the fair value of the listing service BYND received could not be reliably measured. As a result, the consideration was first allocated to the identifiable assets and liabilities based on their fair values, and the difference between the consideration given to acquire the Company and the fair values of the identifiable assets and liabilities acquired by BYND is recorded as a listing expense to profit and loss. The fair value of the consideration issued to acquire the Company is as follows:

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS (continued)

Reverse Takeover of BYND Cannasoft (continued)

Consideration transferred:	$
Fair value of shares retained by former BYND Cannasoft shareholders (6,269,117 shares at $0.82 per share)	5,140,676
Forgiveness of BYND debt	(276,210)
Total consideration transferred	4,864,466

Fair value of identifiable assets and liabilities acquired:
Cash	494,144
Amount receivable	1
Trade payable and other liabilities	(24,069)
Total net assets acquired	470,076
Listing expense	4,394,390

NOTE 4 – AMOUNTS RECEIVABLES

	September 30, 2022	December 31, 2021
Trades receivable	$137,426	$131,187
Income tax advances	75,675	61,547
Due from shareholders	3,382	4,094
	$216,483	$196,828

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 5 – RIGHT-OF-USE ASSETS

The Company’s right-of-use asset relates to the lease of office space and vehicles. The Company recognized lease liabilities which were measured at the present value of the remaining lease payments and discounted using the lessee’s incremental borrowing rate as of 1.51%.

	Offices	Total

Cost
Balance as of January 1, 2021	$66,912	$66,912
Translation differences	-	-
Balance, December 31, 2021	66,912	66,912
Translation differences	-	-
Balance, September 30, 2022	$66,912	$66,912

Accumulated depreciation
Balance as of January 1, 2021	$50,184	$50,184
Depreciation	16,361	16,361
Translation differences	367	367
Balance, December 31, 2021	66,912	66,912
Depreciation	-	-
Translation differences	-	-
Balance, September 30, 2022	$66,912	$66,912

Net book value
At December 31, 2021	$-	$-
At September 30, 2022	$-	$-

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is Developing, Patents pending for the EZ-G device (Note 3) as well as the primary growing license for medical cannabis in Israel held by B.Y.B.Y. (Note 3). The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software. The additions for the Patents include the fair value attributed to the Patents upon the acquisition of ZC as well as transaction costs in the amount of $168,634.

	Software	License	Patents	Total
Cost
Balance, December 31, 2020	$-	$-	$-	$-
Additions	450,429	850,000	-	1,300,429
Translation differences	-	-	-	-
Balance, December 31, 2021	450,429	850,000	-	1,300,429
Additions	737,482	-	37,669,834	38,407,316
Translation differences	(28,191)	-	-	(28,191)
Balance September 30, 2022	$1,159,720	$850,000	37,669,834	$39,679,554

Accumulated depreciation
Balance, December 31, 2020	$-	$-	-	$-
Depreciation	-	-	-	-
Translation differences	-	-	-	-
Balance, December 31, 2021	-	-	-	-
Depreciation	-	-	-	-
Balance September 30, 2022	$-	$-	-	$-

Net book value
At December 31, 2021	$450,429	$850,000	-	$1,300,429
At September 30, 2022	$1,159,720	$850,000	37,669,834	$39,679,554

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 7 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Property Under Construction	Total

Cost
Balance, January 1, 2021	$28,308	$186,547	$34,322	$-	$249,177
Additions	2,590	-	-	390,059	392,649
Translation differences	1,046	5,935	1,092	-	8,073
Balance, December 31, 2021	31,944	192,482	35,414	390,059	649,899
Additions	-	-	-	1,014,034	1,014,034
Disposals	(1,500)	-	-	-	(1,500)
Translation differences	(1,839)	(11,124)	(2,047)	(16,611)	(31,621)
Balance, September 30, 2022	$28,605	$181,358	$33,367	$1,387,482	$1,630,812

Accumulated depreciation
Balance as of January 1, 2021	$21,947	$110,616	$26,378	$-	$158,941
Depreciation	3,933	33,325	2,301	-	39,560
Translation differences	914	6,278	966	-	8,157
Balance, December 31, 2021	26,794	150,219	29,645	-	206.658
Depreciation	2,012	24,916	1,721	-	28,649
Translation differences	(1,555)	(8,754)	(1,718)	-	(12,027)
Balance, September 30, 2022	$27,251	$166,381	$29,648	$-	$223,280

Net book value
At December 31, 2021	$5,151	$42,263	$5,768	$390,059	$443,241
At September 30, 2022	$1,354	$14,977	$3,719	$1,387,482	$1,407,532

During the nine months ended September 30, 2022, depreciation of $2,012 (2021 - $2,638) related to computer and equipment is included in cost of revenue.

NOTE 8 – TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2022	December 31, 2021
Trades payable	$103,608	$105,931
VAT, Income and Dividend taxes payable	12,035	-
Due to shareholders	-	1,322
Salaries payable	68,668	73,345
	$184,311	$180,598

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 9– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the nine months ended September 30, 2022 and the nine months ended September 30, 2021 is set out below:

	September 30, 2022	September 30, 2021
Salary (cost of sales)	$148,656	$348,579
Consulting (Property under construction)	75,171	-
Consulting (Professional fees)	72,000	-
Salary (intangible asset –software)	448,850	-
Consulting (general and administrative expenses)	232,500	-
	$977,177	$348,579

As at September 30, 2022, $3,382 (December 31, 2021 – $4,094) was owed from directors of the Company. Amounts owed from directors were recorded in amounts receivables are non-interest bearing and unsecured.

As at September 30, 2022, Nil was owed to directors of the Company (December 31, 2021 - $1,322). Amounts due were recorded in accounts payable are non-interest bearing and unsecured.

NOTE 10 – LEASE LIABILITIES

The Company has leases including leases of offices for 1-2 years and vehicles for 3 years. Some of the leases entered into by the Company include extension and/or cancelation options and adjustments due to linkage to the index on different dates. The office lease has ended on October 31, 2021 and the office space is now rented on a month to month basis.

	September 30, 2022	December 31, 2021
Balance, opening	$-	$18,195
Lease payments	-	(17,796)
Interest	-	135
Translation difference	-	(534)
Balance, ending	$-	$-

NOTE 11 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $195,305 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $9,273 (NIS 25,000) was deposited in the bank as security for the loan.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – LONG TERM LOAN (continued)

The activities of the long term loan during the nine month ended September 30, 2022 are as follows:

	September 30, 2022	December 31, 2021
Balance, opening	$192,651	$198,405
Repayments	(34,739)	(11,437)
Interest expense, accrued	3,862	5,562
Translation difference	(14,523)	121
Balance, ending	147,251	192,651
Less:
Long term loan – current portion	47,452	49,207
Long term loan	$99,799	$143,444

The undiscounted repayments for each of the next four years and in the aggregate are:

Year ended	Amount
December 31, 2022	$11,726
December 31, 2023	47,821
December 31, 2024	49,325
December 31, 2025	38,379
$147,251

NOTE 12 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a. Plan assets (liability)

Information on the Company’s defined benefit pension plans and other defined benefit plans, in aggregate, is summarized as follows:

	September 30, 2022	December 31, 2021
Defined benefit plan liabilities	$(83,126)	$(87,058)
Less: fair value of plan assets or asset ceiling	-	-
	$(83,126)	$(87,058)

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – EMPLOYEE BENEFITS (continued)

b. Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan assets and the present value of the defined benefit plan obligations:

	September 30, 2022	December 31, 2021
Balance, opening	$(87,058)	$(82,867)
Recognized in profit this year:
Interest costs	(979)	(1,306)
Current service cost	(4,793)	(6,391)
Recognized in other comprehensive profit:
Actuary loss for change of assumptions	4,667	6,223
Translation differences	5,037	(2,717)
Balance, ending	$(83,126)	$(87,058)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

c. Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the year were as follows (expressed as weighted averages):

	September 30, 2022	December 31, 2021
Capitalization rate	2.4%	2.4%
Salary growth rate	0%	0%
Retirement rate	5%	5%

NOTE 13 – SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

As at September 30, 2022, 37,736,810 common shares were issued and outstanding.

During the nine months ended September 30, 2022

On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares at a price of $3.00 per share.

On May 3, 2022, 150,000 stock options were exercised to common shares for a total proceeds of $123,000.

On July 4, 2022 the Company issued 6,727 common shares following the vesting of RSU’s.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

On September 20, 2022 140,000 stock options were exercised to common shares for a total proceeds of $114,800.

On September 22, 2022, as part of the acquisition of Zigi Carmel described in note 4, the Company issued 7,920,000 of its common shares to the former shareholder of Zigi Carmel in exchange for all of the issued and outstanding shares of Zigi Carmel.

During the year ended December 31, 2021

On March 29, 2021, as part of the reverse takeover as described in note 4, the Company issued 18,015,883 of its common shares to the former shareholders of BYND in exchange for all of the issued and outstanding shares of BYND. Total 6,269,117 shares were retained by the former shareholders of the Company.

On May 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $522,410 through the issuance of 435,337 common shares at a price of $1.20 per share.

On July 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $1,840,000 through the issuance of 2,000,000 common shares at a price of $0.92 per share.

On August 16, 2021, 5,000 stock options were exercised to common shares and on September 21, 2021, 55,000 stock options were exercised to common shares for a total proceeds of $49,200.

On October 4, 2021, the Company completed two non-brokered private placements financing wherein it raised $2,500,000 through the issuance of 2,403,846 common shares at a price of $1.04 per share as well as 400,000 non-transferable share purchase warrants at an exercise price of $1.30 per common share.

The Company recorded a share purchase warrants reserve of $639,879 based on the Black-Scholes option pricing model and the following input assumptions:

Weighted average fair value of warrants issued on October 4, 2021	$1.60
Risk-free interest rate	1.33%
Estimated life	2 years
Expected volatility	100.13%
Expected dividend yield	0%

The funds raised from the $2,500,000 private placement were held in escrow until the company’s shares were approved for listing on the Nasdaq.

In connection with the second financing, the Company raised $189,834 through the issuance of 94,917 common shares at a price of $2.00 per share.

On October 14, 2021, the Company completed a non-brokered private placement financing wherein it raised $400,000 through the issuance of 200,000 common shares at a price of $2.00 per share.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

A summary of the stock options outstanding for the nine months ended September 30, 2022 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	-
Granted during the period	1,135,000	$1.09
Exercised during the period	(60,000)	$0.82
Cancelled during the period	(180,000)	$0.82
Outstanding at December 31, 2021	895,000	$1.16
Exercised during the period	(290,000)	$0.82
Granted during the period	10,000	$6.20
Outstanding at September 30, 2022	615,000	1.41
Exercisable at December 31, 2021	613,750	$1.02
Exercisable at September 30, 2022	610,000	$1.37

During the year ended December 31, 2021, there were 780,000 the stock options granted to the directors and officers of the Company with an exercise price of $0.82 per share. The options are exercisable for a period five years from the grant date and are subject to the following vesting schedule: 25% upon listing of the Company’s shares on the Canadian Stock Exchange, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. In addition, 240,000 stock options were granted to a director of the Company with an exercise price of $1.22 per share and 115,000 stock options were granted to a director of the Company with an exercise price of $2.65 per share. During the nine months ended September 30, 2022, there were 10,000 stock options granted to a director of the Company with an exercise price of $6.20 per share and 290,000 stock options were exercised to shares.

As at September 30, 2022, 610,000 of these stock options were vested. During the nine months ended September 30, 2022, the Company recorded $146,581 in share-based payment expense.

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

Weighted average fair value of options granted	$0.89
Risk-free interest rate	1.08%
Estimated life	3.71 years
Expected volatility	73.73%
Expected dividend yield	0%

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

Restricted Stock Units

On July 4, 2022, the Company granted two of its directors 26,908 RSU under the following terms: Expiration in 1 year, vesting schedule: 25% upon their grant, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. Accordingly, 6,727 common shares were issued on July 4, 2022 to those two directors.

NOTE 14 – REVENUE AND DEFERRED REVENUE

	September 30, 2022	September 30, 2021
Software development	$568,605	$523,689
Software license	212,819	204,130
Software supports	42,440	168,254
Cloud hosting	60,059	52,092
Others	6,963	10,991
	$890,886	$959,156

NOTE 14 – REVENUE AND DEFERRED REVENUE (continued)

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	September 30, 2022	September 30, 2021
Revenue recognized over time	$678,067	$755,026
Revenue recognized at a point of time	212,819	204,130
	$890,886	$959,156

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	September 30, 2022	December 31, 2021
Deferred revenue, beginning	$30,046	$107,865
Customer payments received attributable to contract liabilities for unearned revenue	47,107	64,434
Revenue recognized from fulfilling contract liabilities	43,622	142,253
Deferred revenue, ending	$33,531	$30,046

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 85% of total revenues for the period ended September 30, 2022 (Nine months ended September 30, 2021 – 75%)

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2022

(Expressed in Canadian dollars)

(Unaudited)

NOTE 15 – COST OF REVENUE (Restated)

Cost of revenue incurred are comprised of the following:

	September 30, 2022	September 30, 2021 (Restated)
Salaries and benefits	$348,884	$462,045
Subcontractors	-	564
Software and other	20,356	19,851
Depreciation	2,012	2,638
	$371,252	$485,098

NOTE 16 – SUBSEQUENT EVENTS

On October 3, 2022, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

On October 5, 2022, the Company completed a non-brokered private placement financing wherein it raised $616,570 through the issuance of 142,395 common shares at a price of $4.33 per share.

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